

13030218

Ma 3/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 01 2013

| SEC FILE NUMBER |
|---|
| 8- 66700 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLM SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. WACKER DR, SUITE 2250
(No. and Street)

| CHICAGO | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRANCE HENNESSY (312) 781-2111
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROOKWEINER L.L.C.
(Name – *if individual, state last, first, middle name*)

| 125 S. WACKER DR. STE 1000 | CHICAGO | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/15

## OATH OR AFFIRMATION

I, TERRANCE HENNESSY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HLM SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


OFFICIAL SEAL
DALLAS ARAMBURU
Notary Public - State of Illinois
My Commission Expires Apr 26, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: HLM SECURITIES INC. [13]

SEC FILE NO.: 8-66700 [14]

FIRM I.D. NO.: 133216 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

150 N. WACKER DRIVE, SUITE 2250 [20]
(No. and Street)

CHICAGO [21] IL [22] 60606 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/12 [24]

AND ENDING (MM/DD/YY): 12/31/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRANCE HENNESSY [30]

(Area Code) — Telephone No.: (312) 781-2111 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of Feb 20 13

Manual signatures of:



1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BrookWeiner, LLC [70]

ADDRESS

125 South Wacker Drive, 10th Floor
Chicago, IL 60606

| Number and Street [71] | City [72] | State [73] | Zip Code [74] |
|---|---|---|---|

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

## TABLE OF CONTENTS

BROOKWEINER L.L.C.℠
*Certified Public Accountants • Business Consultants*

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members
HLM Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HLM Securities, Inc. as of December 31, 2012, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position HLM Securities, Inc. of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the statement of computation of net capital and the statement of computations of net capital requirement and aggregated indebtedness is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the statement of computation of net capital and the statement of computations of net capital requirement and aggregated indebtedness has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the statement of computation of net capital and the statement of computations of net capital requirement and aggregated indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.



Chicago, Illinois
February 27, 2013

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
1 HLM SECURITIES, LLC

N 3 [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/2012 [99]
SEC FILE NO. [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 7,766 [200] | | $ 7,766 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | 3 [295] | | |
| B. Other | 586 [300] | $ [550] | 586 [810] |
| 3. Receivable from non-customers | [355] | 19,000 [600] | 7 19,000 [830] |
| 4. Securities and spot commodities owned at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | 4 [430] | | [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost 2 $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | 6 [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | [680] | 8 [920] |
| 11. Other assets | [535] | [735] | [930] |
| 12. TOTAL ASSETS | 5 $ 8,352 [540] | $ 19,000 [740] | $ 27,352 [940] |

OMIT PENNIES

See Accompanying Notes to the Financial Statements



BROOKWEINER L.L.C.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER
HLM SECURITIES, INC.

as of 12/31/2012

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] 13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | 10 [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | 1,775 [1385] | 1,775 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] 12 | [1390] 14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders 9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ [1230] | $ 1,775 [1450] | $ 1,775 [1760] |

| Ownership Equity | | Total |
|---|---|---|
| 21. Sole Proprietorship | | 15 $ [1770] |
| 22. Partnership (limited partners) | 11 ($ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 1,000 [1792] |
| C. Additional paid-in capital | | 30,770 [1793] |
| D. Retained earnings | | (6,193) [1794] |
| E. Total | | 25,577 [1795] |
| F. Less capital stock in treasury | | 16 ( [1796] ) |
| 24. TOTAL OWNERSHIP EQUITY | | $ 25,577 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 27,352 [1810] |

OMIT PENNIES

See Accompanying Notes to the Financial Statements



BROOKWEINER L.L.C.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HLM SECURITIES, INC. as of 12/31/2012

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 25,577 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | [19] ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 25,577 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | [17] $ | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | [20] $ 25,577 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | [18] | 3735 | | |
| 2. Debt securities | | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( ) | 3740 |
| 10. Net Capital | | | $ 25,577 | 3750 |

[30]

OMIT PENNIES

See Accompanying Notes to the Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HLM SECURITIES, INC. as of 12/31/2012

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| Item | | Amount | Code |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 20,577 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ | 20,577 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| Item | | Amount | Code | | Amount | Code |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 0 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit 21 | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 0 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 0.00 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0.00 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

|  | |  |  |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Accompanying Notes to the Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HLM SECURITIES, INC. 1/1/12

For the period (MMDDYY) from 24 [3932] to 12/31/12 [3933]
Number of months included in this statement [3931]

## STATEMENT OF INCOME (LOSS)

| | |  |  |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | | 3935 |
| b. Commissions on listed option transactions | 25 | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | 32,989 | 3995 |
| 9. Total revenue | $ | 32,989 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 1,942 | 4120 |
| 11. Other employee compensation and benefits | | | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | | |
| 14. Regulatory fees and expenses | | 3,751 | 4195 |
| 15. Other expenses | | 8,646 | 4100 |
| 16. Total expenses | $ | 14,339 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ | | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 28 | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of [4338] | | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ | 18,650 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 1,232 | 4211 |

See Accompanying Notes to the Financial Statements

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER HLM SECURITIES, INC.

For the period (MMDDYY) from 01/01/12 to 12/31/12

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
## (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 6,927 | 4240 |
| A. Net income (loss) | | 18,650 | 4250 |
| B. Additions (Includes non-conforming capital of | 29 $ [4262] ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ [4272] ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 25,577 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | 30 $ -0- | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ -0- | 4330 |

OMIT PENNIES

See Accompanying Notes to the Financial Statements



BROOKWEINER L.L.C.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER HLM SECURITIES, INC. as of 12/31/2012

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ........ X [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ........ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 VARIOUS INSURANCE COMPANIES [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ........ [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

**Total $** 36 [4699]

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

See Accompanying Notes to the Financial Statements

## HLM SECURITIES, INC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net profit resulting from operations | $ | 18,650 |
| Adjustments to reconcile net profit from operations | | |
| to net cash used in operating activities | | |
| Changes in operating assets and liabilities | | |
| Increase in Receivable from non-customers | | (19,000) |
| Increase in Receivables from brokers or dealers: other | | (586) |
| Increase in Accounts payable, accrued liabilities, expenses and other | | 275 |
| Net cash used in operating activities: | | (661) |
| **NET DECREASE IN CASH** | | (661) |
| **CASH AT BEGINNING OF PERIOD** | | 8,427 |
| **CASH AT END OF PERIOD** | $ | 7,766 |

See Accompanying Notes to Financial Statements

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

HLM Securities Inc. is a fully disclosed registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from commissions that are received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

### Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only so there has been no accrual of income taxes.

The Company adopted the provisions of FASB ASC 740, *Income Tax*, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense, respectively. For the period ending December 31, 2012, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S federal jurisdiction. The Company is longer subject to U.S federal tax examinations by tax authorities for years before 2009.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Commissions

Commission revenue is recognized when received. Expenses are recorded as incurred

### Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities. The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

The Fair Value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The Company's entire assets which consist of cash are classified as Level 1.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

### Subsequent Events

Management has evaluated subsequent events through February 27, 2013, the date which the financial statements were available to be issued.

## NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company at December 31, 2012 was $25,577. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

## NOTE C – REVENUE CONCENTRATION

The Company's revenues resulted from only two Insurance companies. Income from one of these companies accounted for over 62% of gross revenues in 2012.

## NOTE D – RELATED PARTY TRANSACTIONS

Terrance Hennessy is the president of HLM. Terrance and Joseph Hennessy brothers own 60% of HLM Securities, Inc. They are also 100% owners of Resources Planning Group (RPG). RPG shares space with HLM Securities, Inc. and Terrance performs business operations for both the companies at no cost to the Company.

## NOTE E – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties in fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

## NOTE F – CONTINGENCIES

In connection with being a broker/dealer, the Company has certain regulatory obligations to maintain. The Company received correspondence from FINRA regarding the failure to file timely the December 31, 2007 audit report, the failure to file timely the September 30, 2008 FOCUS report, and failure to amend timely the Schedule A of the Firm's Form BD to reflect the change in shareholder status. FINRA is conducting a FINOP special investigation. During the investigation, the Company filed its March 31, 2009 FOCUS report untimely, and was notified by FINRA on this matter. This investigation was settled in the current year and $1000 was paid in fines.

FINRA is conducting an inquiry with respect to outside business activities to determine whether violations of the federal securities laws or FINRA, NASD, NYSE or MSRB rules have occurred. The investigation is ongoing, and there is a potential of disciplinary action. The amount of potential fines is not determinable at this time.

The president anticipates a complete sale of business to a potential qualified buyer which is contingent upon the conclusion of the ongoing FINRA inquiry.

**Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors and Members
HLM Securities, Inc.

In planning and performing our audit of the financial statements of HLM Securities, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brook Weiner L.L.C.

Chicago, Illinois
February 27, 2013